

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 12, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

PROFITABLE QUARTER FOR CAMBIOR

HIGHLIGHTS

- **10% increase in gold output to 166,500 ounces**

- **Revenues of $90.9 million, up 52%**

- **Cash flow from operating activities of $11.6 million, up 49%**

- **Net earnings of $1.6 million**

- **Strong performance at the Rosebel mine**

- **Consolidation of Sleeping Giant ownership**

- **Approval of the divestiture of the Carlota copper project**

- **30% increase in resources at La Arena**

Cambior Inc. (TSX & AMEX:CBJ) reports net earnings of $1.6 million ($0.01 per share) for the first quarter of 2005. Cash flow from operating activities increased by 49% to $11.6 million. The operating cash flow before changes in non-cash working capital amounted to $17.2 million, $11 million more than the corresponding period in 2004.

Louis P. Gignac, President and Chief Executive Officer of Cambior stated, "Our production was on target for the quarter, and we continued to benefit from a strong performance at Rosebel. The high price of oil and the strength of the Canadian dollar impacted our operating margins. With the expected improvements at our Canadian operations and the planned shutdown of the Omai mine in September, our unit costs should be lower in the coming quarters. We are executing the operation and development plan established at the beginning of the year and our recent decision to divest the Carlota copper project reinforces our focus on the selective acquisition and development of gold properties. With the acquisition of the remaining interest of the Sleeping Giant mine, we are increasing our 2005 production target to over 640,000 ounces of gold".

PRODUCTION HIGHLIGHTS

Gold

Cambior produced 166,500 ounces of gold at a mine operating cost of $269 per ounce in the first quarter of 2005, compared to 152,000 ounces at $240 per ounce for the corresponding quarter in 2004. The increase in gold production, despite the planned wind-down of operations at Omai, is due to the start-up of the Rosebel mine in the first quarter of 2004. Unit costs were higher in the first quarter of 2005, mainly because of higher commodity costs, particularly fuel, and the stronger Canadian dollar. The impact is especially significant at the Omai mine, which is scheduled to mill only low-grade stockpiled ore (0.92 g Au/t) until the shutdown of the operation in the third quarter of 2005, as it uses diesel generators to produce its own electric power.

The **Rosebel** mine in Suriname experienced a very strong quarter. A new milling record was established with some 1.8 million tonnes at an average grade of 1.55 g Au/t processed during the first quarter of 2005, for production of 87,950 ounces at $190 per ounce. This represents an average throughput of 20,400 tonnes per calendar day as compared to the previous record of 17,200 tonnes per day in the fourth quarter of 2004. Because of the increased processing rate, no further high grading is being performed at the mine and the average grade of the Pay Caro and Royal Hill pits is being processed at the mill. Gravity recovery improved and averaged 40% during the quarter and, combined with an improvement in the stripping circuit, enabled Rosebel to reduce the gold-in-circuit inventory by 2,000 ounces. Phase II construction is progressing well and the effluent treatment plant was commissioned at the end of the quarter. The primary crusher-stacker-reclaim arrangement is scheduled to be available for production in June, one month ahead of schedule. Underruns of $2 million are estimated for the Phase II construction.

The **Omai** mine produced 34,260 ounces of gold at a mine operating cost of $338 per ounce, compared to 72,000 ounces at a mine operating cost of $208 per ounce in the same period last year. The mill processed 1.3 million tonnes at 0.92 g Au/t from the low-grade ore stockpiles accumulated during the initial years of production. Recovery has remained above 90% in spite of a lower grade. Operations are normal, with unit costs affected by higher fuel prices in the first quarter and the low grade milled.

For the first quarter of 2005, the **Doyon Division** produced 37,100 ounces at a mine operating cost of $374 per ounce, compared to 43,500 ounces at $327 per ounce for the corresponding quarter in 2004. The first quarter 2005 production results are an improvement over the 31,300 ounces at $430 per ounce of the fourth quarter of 2004. The decline in production and the rise in operating unit costs when compared to first quarter of 2004 were mainly due to a 30% reduction in the underground throughput in the second half of 2004, as well as the stronger Canadian dollar. The Doyon Division focused entirely on underground production during the first quarter and processed some 195,000 tonnes at a grade of 6.2 g Au/t supplied by both the Doyon and Mouska underground mines. Continued improvements are planned in future quarters.

Cambior's share of gold production from the **Sleeping Giant Division** (50%) amounted to 7,150 ounces at a mine operating cost of $366 per ounce, compared to 8,700 ounces at $305 per ounce for the corresponding quarter last year. The development of the main accesses to the mineralized zones on the three additional levels generated by the mine-deepening program is nearly complete and preparation of new production areas has been initiated.

On April 15, 2005, Cambior entered into an agreement with Aurizon Mines Ltd. for the purchase of its remaining 50% interest in the Sleeping Giant gold mine for a cash purchase price of C $5 million. The transaction was closed on May 11, 2005 with an effective date of April 30, 2005. The acquisition is consistent with Cambior's strategy of focusing on its current assets for future growth. The acquisition cost of C $55 per ounce (US $45 per ounce) is reasonable and the acquisition provides greater flexibility in the future development and exploration of the Sleeping Giant mine. It is believed that further benefits may accrue from the potential to add to current reserves, especially in the extensions of the known mineralized lenses at depth.

Non-Gold

Positioning for greater cash flows

Non-gold sales totaled $20.0 million in the first quarter of 2005, representing 22% of the Company's total revenue.

Cambior's niobium sales from the **Niobec mine** increased in the first quarter of 2005 to $12.7 million from $6.1 million in the corresponding quarter in 2004. This significant increase in sales is due to the July 2004 acquisition of the remaining 50% interest in the Niobec mine. The Niobec mine is producing at maximum capacity and continues to enjoy a very strong global market for ferroniobium. The investment program intended to improve recoveries in the concentrator and increase production is proceeding on time and within budget and should be completed in late September. A 20% increase in production is planned for the fourth quarter in order to maintain the Company's share of world consumption.

The initial full quarter of production at **OMAI Bauxite Mining Inc**. (OBMI) was successful with more than 44,000 tonnes of high-alumina calcined bauxite (RASC) produced and sold, an amount that is 18% above forecast. Sales for the first quarter of 2005 totaled $7.3 million. OBMI implemented a price increase in January that was supported by very strong demand for its products. A wholly-owned subsidiary of Cambior commissioned a new 14-megawatt power plant at Linden to supply power to OBMI and to the Government of Guyana for the Linden community. Power purchase agreements are in place to reimburse all operating costs and pay back capital with a competitive financial return. The project was commissioned on time with a $1 million under-run. It is anticipated that OBMI will generate sales of approximately $42 million in 2005. Ninety percent of sales will come from RASC production.

EXPLORATION AND BUSINESS DEVELOPMENT

Cambior has planned an aggressive $28 million exploration and business development program for 2005, focused primarily on discovering new reserves and resources near its mine sites and at its advanced projects. During the first quarter of 2005, Cambior invested $7.8 million, which included an amount of $1.2 million allotted for off-site exploration. The majority of the work during the first quarter of 2005 is summarized as follows:

Rosebel Concession – Suriname

A development drilling program of 12,850 metres was completed on the Royal Hill deposit on the south limb of the Rosebel Concession. Results are positive to date and indicate the continuity of the ore zone. Block modeling is on-going and reserve estimation update is expected in the second half of 2005. Exploration drilling plans are being developed for the Roma area based on geochemical anomalies indicated by auger sampling and previous artisanal mining works. An initial program of approximately 2,100 metres and 14 holes is planned between the Mayo and Royal Hill deposits. Further plans will be developed for areas west of the Mayo deposit as auger and geophysical data are being compiled. The Company will be testing saprolite anomalies over a strike length of some 3 km and a width of up to 300 metres. Initial drilling on the North Trend on the Rosebel concession will focus on the Koolhoven-J zone trend, close to mine infrastructure. The renewal of the Headley's Reef and Thunder Mountain exploration concessions, surrounding the Rosebel mining concession, has recently been granted by the government of Suriname.

Camp Caiman – French Guiana

Capital expenditures are budgeted at $7.0 million for 2005, with $2.3 million invested in the first quarter of 2005. Focus was placed mainly on filing of the applications for the various operating permits required prior to initial construction as well as on the exploration drilling program to increase the resource base and the completion of various engineering and baseline studies, including the Environmental Impact Statement, in order to finalize the Feasibility Study during the summer.

Exploration drilling resumed on January 12, 2005, with two diamond drills and one reverse circulation (RC) rig. A total of 10,900 metres (174 holes) was drilled in the first quarter of 2005. Some 4,152 metres of RC drilling in 89 holes was completed to test the CC-08 and 4 Buses zones and the extensions of the Scout zone. Modelisation and resource update integrating all the results from the 2004-2005 campaign will soon be finalized.

Canada

Westwood – Québec

The exploration drift from the 14th level of the Doyon mine progressed eastward towards the Westwood sector for a cumulative advancement of 894 metres. A 1,300-metre diamond drilling program was completed during the first quarter from the first drilling bay located approximately 2 kilometres west of the previously drilled Westwood sector to verify extensions of the Warrenmac-Westwood stratigraphic horizon (3,064 m). Holes intersected low-grade mineralization corresponding to the targeted horizons comprised of alteration zones of chlorite, sericite and garnet, which are typical of the sulphide environment of the Bousquet-LaRonde area. A drill hole was completed at the end of the quarter to test the presence of mineralization on the northern portion of the property. This 800-metre hole confirms the presence of mineralization corresponding to the east extension of the stratigraphic corridor containing the Mic-Mac zones further west.

Eastmain Property – Québec

On April 26, 2005, Cambior signed a letter of intent with Azimut Exploration Inc. (Azimut) to earn up to 65% interest in the West Block of the **Eastmain Property**, which is currently held 100% by Azimut. This property is located in the James Bay region of Québec and is south of the Éleonore gold discovery made by Virginia Gold Mines Inc. last year.

The property comprises 167 claims totaling 88.63 km^2. The geologic setting is characterized by volcanics in contact with granitic intrusions. Multi-element geochemical anomalies indicate an exploration potential for gold. The Clearwater deposit, which lies approximately 20 km to the north, contains indicated and inferred resources of 990,000 ounces of gold (4.1 million tonnes at a grade of 7.72 g Au/t) according to a 2005 estimate by Eastmain Resources Inc. The West Block of the Eastmain property displays geological similarities with the Clearwater sector. Cambior can acquire 50% of Azimut's interest with payments totaling C $2.2 million over a period of five years. Cambior will be the operator. Upon acquiring a 50% interest, Cambior will have the option to gain an additional 15% interest by delivering a bankable feasibility study within a five-year period.

In addition, Cambior staked out approximately 400 claims covering 210 km^2 in the central part of the James Bay area (Opinaca-Eastmain sector). These claims cover a number of lake bottom gold-bearing or multi-element anomalies coinciding with localised volcanogenics surrounding intrusions and/or associated with significant deformation corridors. Geological work and geochemical sampling of the lake bottoms and the tills is being planned for the summer season.

Andes

La Arena – A 30% increase in resources

Cambior announces an increase in mineral resources at the La Arena property in Peru. Measured and indicated resources are now in excess of 23.8 million tonnes grading 0.70 g Au/t, representing 536,000 ounces of gold contained, a 30% increase over the previous estimate of 414,000 ounces of gold. The resource estimation was based on a gold price of $400 per ounce.

The La Arena property is located near the town of Huamachuco, 480 kilometres north of Lima, Peru. Geologically, it lies within a multi-million ounce gold district that includes the Alto Chicama, Tres Cruces, Shahuindo and Comarsa deposits. The epithermal style of mineralization is located within highly-fractured sandstones and related porphyry intrusions.

Oxide measured and indicated resources now total 23.8 million tonnes at 0.70 g Au/t for a gold inventory of 536,000 ounces contained in a pit totaling 40 million tonnes of material for a waste to ore ratio of 0.68. This is an increase of 78% in tonnage over the previously released measured and indicated resources of 13.4 million tonnes, and a 30% increase in ounces (536,000 ounces versus 414,000 ounces).

Measured oxide resources constitute approximately 65% of the combined measured and indicated categories and are mostly located in the Calaorco area where drilling was done on 50 m x 50 m pattern or closer. The grade has diminished by 30% to 0.70 g Au/t because a significant portion of the 2005 delineation drilling that took place on the lower grade extensions of the orebodies. The higher grade ore is now defined within more numerous but narrower zones. There is good potential to increase the resources in the nearby La Ramada sector and between the intrusive bodies of La Arena and El Alizar, where lineaments visible on satellite images suggest the juncture of NW- and NE-trending structural zones. The La Arena property also includes a minor amount of sulphide resources that were not integrated into the current stated resources. No economic study has been done on these sulphide resources.

The resource estimate is based on results from 177 diamond drillholes totaling 26,500 metres since 1996, and over 4 kilometres of trenches. This new estimate includes 55 new holes (4,463 m) that were completed in 2004-05. Approximately 76% of the mineral resources identified to date are in the sandstones. Cambior will complete a pre-feasibility study based on open-pit mining and heap leaching of the bearing ore.

These new resources were re-estimated during the spring of 2005 under the supervision of Francis Clouston, P.Eng., Cambior Manager of Project Evaluations, in accordance with the Canadian Institute of Mining's "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" of 2003. Mr. Francis Clouston is a "Qualified Person" and has been employed by Cambior for 9 years.

Cambior has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples, field duplicates and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, field duplicates quantify overall precision while certified standards determine the analytical accuracy. Samples were sent for assaying to ALS Chemex Laboratory in Lima, Peru, as a primary lab. Samples were assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. In addition, 10% of the pulps from the primary lab were sent to a second certified laboratory for analysis.

EL TORO

The El Toro deposit is located 15 kilometres northeast of the La Arena property. Mineralization is associated with oxidized, highly-fractured sediments and intrusives; it shows a similar style of mineralization to the La Arena property.

Structural controls oriented north-south and NW-SE are very significant and present throughout the mineralized zone. The gold anomaly on surface reaches 1.5 x 2.0 km. Work completed by Cambior in 2004 and 2005 includes detailed geological mapping, 1,700 metres of trenching, mapping, and sampling of 54 tunnels and 42 diamond drillholes (5,957 metres). A total of 92 drillholes (11,950 metres) have been drilled since 1995. Tunnel sampling shows high-grade results (up to 18 g Au/t over 1 metre) associated with narrow structures. An updated geological model is currently being completed and will result in the release of a resource estimate in the second quarter of 2005.

CAPITAL EXPENDITURES

Capital expenditures for the first quarter of 2005 totaled $25.0 million compared to $28.9 million for the same period in 2004. Investments were principally for Rosebel Phase II construction ($2.9 million), mining equipment for operations and development drilling at Rosebel ($5.0 million), underground development and exploration at the Doyon Division ($2.1 million), exploration and development drilling and technical studies at the Camp Caiman gold project ($2.3 million), and expenditures at OMAI Bauxite Mining ($5.6 million) and Omai Services ($2.2 million).

The Company's cash and short-term investments were reduced to $37.3 million, mainly as a result of funding capital expenditures and the partial reimbursement of the credit facility according to the re-payment schedule.

Consolidated Financial Statements

The unaudited consolidated financial statements and the Management's Discussion and Analysis (MD&A) along with explanatory notes for the first quarter are available in PDF format on Cambior's website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the First Quarter 2005 Results Conference Call

Cambior will host a conference call on **May 13, 2005** at 10:30 a.m., local time, to discuss its first quarter results.

Financial analysts are invited to participate in the call by dialling 1-800-377-5794 in North America. Outside of North America, please dial (416) 641-6705. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21243690. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the disposal of the Carlota copper project, its anticipated benefits and the use of proceeds resulting thereof, the reduction of hedging, future commercial production, sales and financial results, construction and production targets and timetables, the evolution of mineral reserves and resources, mine operating costs, capital expenditures, work programs, development plans, and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licences, risks of hedging strategies, risks of delays in construction and production and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

- 30 -

For additional information please contact:

CAMBIOR INC.

Robert LaVallière
Manager – Investor Relations and
Communications
Direct line: (450) 677-2699

Bryan A. Coates
Vice President Finance and
Chief Financial Officer
Direct line: (450) 677-2912

Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2005-09

HIGHLIGHTS

(unaudited) (All amounts are in US dollars)	First quarter ended March 31,	
	2005	2004
RESULTS (in millions of $)		
Revenues	**90.9**	59.9
Cash flow from operating activities	**11.6**	7.8
Net earnings	**1.6**	7.3
PER SHARE ($)		
Net earnings	**0.01**	0.03
Basic weighted average number of		
common shares outstanding (in millions)	**274.2**	241.0
GOLD PRODUCTION		
Number of ounces produced (000)	**166**	152
Realized gold price ($ per ounce)	**401**	363
Mine operating costs ($ per ounce)	**269**	240

	March 31, **2005**	December 31, 2004
FINANCIAL POSITION (in millions of $)		
Cash and short-term investments	**37**	55
Total assets	**584**	590
Shareholders' equity	**376**	375
Total number of shares outstanding (in millions)	**274.2**	274.2

GOLD PRODUCTION STATISTICS	First Quarter ended March 31,	
(unaudited)	**2005**	2004
Rosebel (100%) [1]		
Production (ounces)	**87,950**	27,300
Tonnage milled (t)	**1,840,000**	669,200
Grade milled (g Au/t)	**1.55**	1.59
Recovery (%)	**94**	91
Mine operating costs ($ per tonne milled)	**9**	7
Mine operating costs ($ per ounce)	**190**	163
Depreciation, depletion and amortization ($ per ounce)	**65**	41
OMAI (100%)		
Production (ounces)	**34,260**	72,000
Tonnage milled (t)	**1,275,100**	1,389,400
Grade milled (g Au/t)	**0.92**	1.73
Recovery (%)	**91**	93
Mine operating costs ($ per tonne milled)	**9**	11
Mine operating costs ($ per ounce)	**338**	208
Depreciation, depletion and amortization ($ per ounce)	**35**	39
Doyon Division [2]		
Production (ounces)	**37,100**	43,500
Tonnage milled (t)		
Underground mines	**194,630**	303,500
Pit and low grade stockpile	**-**	29,000
Total	**194,630**	332,500
Grade milled (g Au/t)		
Underground mines	**6.2**	4.6
Pit and low grade stockpile	**-**	1.0
Average	**6.2**	4.2
Recovery (%)	**96**	95
Mine operating costs ($ per tonne milled)	**71**	43
Mine operating costs ($ per ounce)	**374**	327
Depreciation, depletion and amortization ($ per ounce)	**78**	87
Sleeping Giant (50%)		
Production (ounces)	**7,150**	8,700
Tonnage milled (t)	**21,360**	23,700
Grade milled (g Au/t)	**10.7**	11.8
Recovery (%)	**97**	97
Mine operating costs ($ per tonne milled)	**122**	112
Mine operating costs ($ per ounce)	**366**	305
Depreciation, depletion and amortization ($ per ounce)	**112**	65
TOTAL GOLD PRODUCTION (ounces)	**166,460**	151,500
MINE OPERATING COSTS ($ per ounce)	**269**	240

[1] Production began in February 2004.

[2] Includes the Doyon and Mouska mines. Production from Mouska was temporarily suspended in late December 2003 to allow for shaft deepening. Production resumed in October 2004.

GOLD PRODUCTION STATISTICS (continued)

CONSOLIDATED GOLD PRODUCTION COSTS	First Quarter ended March 31,	
($ per ounce) (unaudited)	**2005**	2004
Direct mining costs	**268**	230
Deferred stripping costs	**-**	10
Refining and transportation	**2**	2
By-product credits	**(1)**	(2)
Mine operating costs	**269**	240
Royalties	**11**	13
Total operating costs	**280**	253
Depreciation, depletion and amortization	**64**	55
Restoration	**3**	4
Total production costs	**347**	312

First Quarter 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis (MD&A) should be read in conjunction with the MD&A for the year ended December 31, 2004, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information included in the Company's Annual Report, and the quarterly unaudited financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution concerning forward-looking statements

This MD&A contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, use of hedging and non-hedge derivative instruments, future commercial production, production targets, timetables, mine operating costs, capital expenditures, work programs, exploration budgets, mineral reserve and resource estimates and outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Company's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well at the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

Cambior Inc.

During the first quarter of 2005, highlights included:

- Gold production of 166,460 ounces
- Record production at Rosebel
- Cash flow from operating activities of $11.6 million
- Net earnings of $1.6 million ($0.01 per share)
- Agreement to consolidate the ownership of the Sleeping Giant mine;
- Approval of the divestiture of the Carlota Project.

CONSOLIDATED OPERATIONS

During the first quarter of 2005, Cambior realized net earnings of $1.6 million ($0.01 per share) compared to 7.3 million ($0.03 per share) in the first quarter of 2004. The net earnings decreased in 2005 compared to 2004 mainly as a result of non-cash tax charge variation of $8.2 million. The 2004 results also included a non-hedge derivative gain of $2.6 million, compared to a loss of $0.4 million in 2005. The operating margin of the mine operations increased by $5.9 million to $11.8 million.

The table below summarizes the operating profit from mining operations and indicates the net earnings in accordance with Canadian GAAP:

(in millions of $)	First Quarter ended March 31,	
	2005	2004
Revenues – Mining operations	**90.3**	59.6
Operating costs	**61.6**	42.6
Refining and transportation	**2.3**	0.6
Royalties	**3.0**	2.1
Mining operations	**66.9**	45.3
Depreciation, depletion and amortization	**11.6**	8.4
Total mine expenses	**78.5**	53.7
Operating profit	**11.8**	5.9
Net earnings	**1.6**	7.3

The increase of mine operating profit in the first quarter of 2005 compared to the corresponding period in 2004 was due to an increase in gold ounces sold resulting from a full quarter of production at Rosebel compared to commencement of production in February 2004, to a higher gold average realized price, to the impact of the acquisition of the remaining 50% interest in the Niobec mine in July 2004 and of the privatisation of Linden Bauxite operations in Guyana in December 2004. This increase in mine operating profit was partially offset by reduced throughput of Doyon, lower grade ore at Omai, and to the strength of the Canadian dollar in the Canadian mining operations.

REVENUES

	First Quarter ended March 31,	
	2005	2004
Ounces of gold sold	**174,900**	144,100
Revenues (in millions of $)		
Gold	**70.3**	52.5
Non-gold	**20.0**	7.1
Investment and other income	**0.6**	0.3
Total	**90.9**	59.9

For the first quarter of 2005, revenues totalled $90.9 million compared to $59.9 million for the corresponding quarter of 2004 due to:

- o   Gold sales totalled 174,900 ounces compared to 144,100 ounces sold during the corresponding period in 2004. The Company sold 30,800 more ounces (21%) due to full production from Rosebel compared to partial contribution during start-up in February 2004, which more than offset the planned reduction at Omai following depletion of the Fennel pit and the reduced throughput at Doyon.
- o   Higher realized gold prices;
- o   Increased niobium sales following the acquisition of the remaining 50% interest in the Niobec mine in July 2004; and
- o   Bauxite sales following the privatization of Linden Bauxite operations in Guyana in December 2004.

REVENUES (continued)

The accounting realized price per ounce of gold sold amounted to $401 compared to $363 in the first quarter of 2004. The average market price per ounce of gold was $427 for the quarter in line with the Cambior gold sales price, versus $408 in the corresponding period of 2004. As predicted, the lower accounting realized price, compared to the market price, is due to the recognition of deferred losses, at the original designation date, related to the buy-back of gold hedging commitments in 2004. However, the full exposure to the market price was beneficial to the Company since the market price exceeded the buy-back price of hedge positions.

Non-gold sales for the quarter amounted to $20.0 million compared to $7.1 million during the first quarter of 2004 due to higher sales volume. Increased non-gold sales show the impact of the full ownership of Niobec acquired in July 2004 and the privatization of the Linden Bauxite operations in December 2004.

Investment and other income increased to $0.6 million compared to $0.3 million during the first quarter of 2004 due to a gain on sales of investments.

EXPENSES

Mine operating costs in the first quarter of 2005 totalled $66.9 million, compared to $45.3 million incurred during the corresponding quarter of 2004 due to a full quarter of operation at Rosebel in 2005, the impact of the ownership of Niobec acquired in mid-2004 and the privatization of Linden Bauxite operation in December 2004. The strengthening of the Canadian dollar from $1.3179 C$/US$ in the first quarter for 2004 to $1.2267 C$/US$ in the first quarter of 2005 also added $1.9 million to mine operating costs. In terms of unit costs, gold mining operating costs were $269 per ounce in 2005, higher than the $240 per ounce for the first quarter of 2004 due to higher fuel price and consumption, higher explosive costs and the strengthening of the Canadian dollar.

Gold production and unit mine operating costs were:

	First Quarter ended March 31,			
	2005		2004	
	Ounces produced	**Mine operating costs ($/ounce)**	Ounces produced	Mine operating costs ($/ounce)
Rosebel (100%)	**87,950**	**190**	27,300	163
Omai mine	**34,260**	**338**	72,000	208
Doyon Division	**37,100**	**374**	43,500	327
Sleeping Giant mine (50%)	**7,150**	**366**	8,700	305
	166,460	**269**	151,500	240

Depreciation, depletion and amortization amounted to $11.6 million for the first quarter of 2005 compared to $8.4 million in the corresponding quarter of 2004 mainly due to Rosebel and Niobec.

In accordance with our plans, investments in our non-gold operations will position these assets to increase their cash flow and profit contribution in the next nine months. Optimization and expansion at Niobec are progressing well, while the recent commissioning of the new power plant at Linden should improve productivity in the near-term at the Bauxite operations; a first phase of rehabilitation of the bauxite plant will result in increased production starting in July.

Cambior continues to aggressively pursue the identification of new reserves and resources through an investment program in exploration and business development. During the first quarter of 2005, total investments in this area amounted to $7.8 million, including $1.2 million being expensed in grassroot projects, versus $6.5 million and $1.8 million respectively in the first quarter of 2004. The main focus during the quarter was the completion of operating permit application and continued work on the Camp Caiman feasibility scheduled to be released in the third quarter, and drilling at Rosebel and on the La Arena / El Toro Project.

General and administrative expenses were $3.2 million during the first quarter of 2005 compared to $2.4 million during the first quarter of 2004, the increase resulting mainly from the strengthening of the Canadian dollar, and the Sarbanes-Oxley 404 Internal Control Certification Process, and increased level of activities.

EXPENSES (continued)

Financial expenses in the first quarter of 2005 were $1.0 million compared to $0.6 million in the first quarter of 2004. In addition, financial expenses of $0.1 million were capitalized during the first quarter of 2005 compared to $0.3 million in the first quarter of 2004.

The Company is subject to income and mining taxes in the jurisdictions where it operates. The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes such as tax on large corporations in Canada. It should be noted that taxes are calculated at the entity level and cumulated for consolidated financial reporting purposes. During the first quarter of 2005, due to the strong performance at Rosebel, the Company registered future income taxes of $4.4 million. In conjunction with the commencement of production at Rosebel in the first quarter of 2004, the Company recognized, at March 31, 2004, the value of the future income tax asset related to the excess tax values over accounting values of Rosebel assets and of accumulated tax losses, calculated at a rate of 36%, for an amount of $4.0 million.

GOLD MARKETING

Cambior's hedging commitments decreased by 12,980 ounces of gold compared to its position at December 31, 2004 due to the delivery of gold under the prepaid gold forward sales agreement.

At March 31, 2005, the fair value of the total gold delivery commitments excluding the prepaid gold sales agreement was a negative value of $21.2 million. The details of the hedging portfolio as of March 31, 2005, are included in Note 15 of the attached unaudited interim consolidated financial statements.

The market valuation is calculated using forward rates considering market prices, interest rates, gold lease rate and volatilities. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method. Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the Consolidated Statement of Operations. In conjunction with the impairment loss of the Doyon mine on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "fair value of hedge derivatives" caption. As at March 31, 2005, an amount of $14.3 million remained as a liability on the balance sheet for such outstanding derivatives.

The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

(in millions of $)	March 31, 2005	December 31, 2004
Mark-to-market value of:		
Hedge derivative instruments - Forwards	**(21.2)**	(23.0)
Non-hedge derivative instruments	**1.1**	1.5
Estimated mark-to-market value	**(20.1)**	(21.5)
Recognized on the balance sheet:		
Forwards – Doyon future gold production included in the impairment loss in December 2004	**(14.3)**	(14.3)
Non-hedge derivatives	**1.1**	1.5
	(13.2)	(12.8)

(in millions of $)	First Quarter ended March 31,	
	2005	2004
Impact on earnings of variation of the mark-to-market value of non-hedge derivative instruments		
Mark-to-market value at the end of period	**1.1**	(3.5)
Mark-to-market value at the beginning of period	**1.5**	(7.8)
	(0.4)	4.3
Loss arising from the exercise of call options sold and gold purchase commitments	**-**	(1.7)
Non-hedge derivative gain (loss)[1]	**(0.4)**	2.6

(1) See Note 15 of the attached unaudited interim consolidated financial statements.

CONSOLIDATED CASH FLOWS

Operating activities

The operations generated cash flows of $17.2 million, which were reduced by $5.6 million due to an increase in working capital, resulting in a cash flow from operating activities of $11.6 million during the first quarter of 2005, compared to $7.8 million in the corresponding period in 2004. The increase is due to a stronger contribution from the mining activities.

Investing activities

Investment in property, plant and equipment for the first quarter of 2005 totalled $25.0 million compared to $28.9 million for the same period in 2004. Investments were principally for the Rosebel construction project Phase II ($2.9 million), mining equipment for operations and development drilling at Rosebel ($5.0 million), underground development and exploration at the Doyon Division ($2.1 million), exploration and development drilling and technical studies on the Camp Caiman project in French Guiana ($2.3 million), and expenditures at Omai Bauxite Mining ($5.6 million) and Omai Services ($2.2 million).

Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with a maturity of in excess of 90 days. In accordance with accounting pronouncements, these are classified as short-term investments. As the investments matured, the proceeds of $10.8 million were added to the cash balance.

Investments

From time to time, the Company invests in marketable securities of other mining and exploration companies with a potential for capital appreciation. During the first quarter of 2005, net investments amounted to $0.1 million.

Financing activities

As scheduled, the Company reimbursed $4.5 million under its 2003 Credit facility and $1.0 million under the balance of purchase price – Rosebel. The Company borrowed $1.6 million under a commitment received by Omai Bauxite Mining Inc. (OBMI), a company owned 70% by Cambior and 30% by the Government of Guyana, for a $10,0 million credit facility from a Caribbean financial institution (see Note 7(c) of the attached unaudited consolidated financial statements).

During the first quarter of 2005, some 52,000 common shares were issued pursuant to the exercise of options for net proceeds of $55,000.

On May 10, 2005, Omai Services Inc. completed the first drawdown under its non-recourse loan facility for an amount of $5.1 million. These proceeds will be used to reimburse temporary advances from Cambior.

CONSOLIDATED BALANCE SHEETS

The Company's assets totalled to $583.6 million at March 31, 2005, compared to $589.9 million at December 31, 2004. Property, plant and equipment totalled $434.2 million compared to a total of $421.8 million at December 31, 2004.

Cash and short-term investments of $37.3 million, were down by $17.6 million from the end of 2004 due to investing and financing activities partially offset by cash flow from operating activities.

The net debt position is as follows:

(in millions of $)	March 31, 2005	December 31, 2004
Cash and short-term investments	37.3	54.9
Long-term debt	(61.0)	(65.2)
Net debt	(23.7)	(10.3)

CONSOLIDATED BALANCE SHEETS (continued)

Shareholders' equity totalled $376.2 million as at March 31, 2005, compared a total of $375.0 million at the end of December 2004. The difference is mainly due to the net earnings for the first quarter of 2005.

SUBSEQUENT EVENTS

Consolidation of the ownership of the Sleeping Giant Mine

On April 15, 2005, Cambior announced that it has entered into an agreement with Aurizon Mines Ltd. ("Aurizon") for the purchase of the remaining 50% interest in the Sleeping Giant gold mine for a cash purchase price of C$5 million. The effective date of the sale is April 30, 2005 and the transaction closed on May 11, 2005.

Divestiture of the Carlota project

Cambior announced on April 19, 2005, that its Board of Directors approved the divestiture of the Carlota Project. Accordingly, management will be seeking proposals from interested parties for the sale of the Carlota project. It is estimated that the Carlota copper project, located in the Miami-Globe area of Arizona, contains probable reserves of 91.1 million tonnes at a grade of 0.39% copper representing 355,000 tonnes of contained copper. The ore is amenable to processing through leaching of run-of-mine ore (ROM) on impervious pads and a SX-EW (solvent extraction and electrowinning) plant. The carrying value of the Carlota project was $23.1 million as at March 31, 2005.

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, causing independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

Longueuil

May 12, 2005

CONSOLIDATED OPERATIONS	First Quarter ended March 31,	
(unaudited)	**2005**	2004
(in thousands of United States dollars, except for amounts per share)	**$**	$
REVENUES		
Mining operations	**90,334**	59,643
Investment and other income	**610**	285
	90,944	59,928
EXPENSES		
Mining operations	**66,856**	45,270
Depreciation, depletion and amortization	**11,626**	8,388
Exploration and business development	**1,157**	1,766
General and administrative	**3,150**	2,360
Financial expenses	**957**	591
Stock-based compensation costs (Note 13)	**361**	222
Loss on foreign exchange	**23**	544
	84,130	59,141
Earnings before the undernoted items	**6,814**	787
Non-hedge derivative gain (loss) (Note 15)	**(422)**	2,571
Income and mining taxes (Note 14)	**(4,355)**	3,927
Non-controlling interest	**(420)**	-
Net earnings	**1,617**	7,285
Basic net earnings per share	**0.01**	0.03
Diluted net earnings per share	**0.01**	0.03
Basic weighted average number of common shares outstanding (in thousands) (Note 12)	**274,211**	240,959
Diluted weighted average number of common shares outstanding (in thousands) (Note 12)	**276,428**	243,867

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED CONTRIBUTED SURPLUS	First Quarter ended March 31,	
(unaudited)	**2005**	2004
(in thousands of United States dollars)	**$**	$
Balance, beginning of period	**17,039**	15,661
Stock-based compensation costs	**361**	222
Fair value of options exercised	**(29)**	(34)
Balance, end of period	**17,371**	15,849

CONSOLIDATED DEFICIT
(unaudited)
(in thousands of United States dollars)

Balance, beginning of period	**(204,477)**	(124,797)
Net earnings	**1,617**	7,285
Share and warrant issue expenses, net of income tax	**(3)**	(22)
Balance, end of period	**(202,863)**	(117,534)

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED CASH FLOWS	First Quarter ended March 31,	
(unaudited)	**2005**	2004
(in thousands of United States dollars)	**$**	$
OPERATING ACTIVITIES		
Net earnings	**1,617**	7,285
Disbursement – asset retirement obligations	**(153)**	-
Non-cash items		
Deferred revenue – Delivery of gold on the prepaid forward (Note 8)	**(3,056)**	(3,057)
Depreciation, depletion and amortization	**11,626**	8,388
Amortization of deferred stripping costs	**-**	1,822
Accretion expense-asset retirement obligations (Note 10)	**480**	698
Amortization of deferred gains	**947**	(919)
Unrealized non-hedge derivative loss (gain) (Note 15)	**422**	(4,337)
Stock-based compensation costs	**361**	222
Future income taxes (Note 14)	**4,286**	(4,008)
Non-controlling interest	**420**	-
Others	**239**	155
	17,189	6,249
Changes in non-cash working capital items (Note 3)	**(5,634)**	1,527
Cash flow from operating activities	**11,555**	7,776
INVESTING ACTIVITIES		
Short-term investments (Note 4)	**10,766**	58,734
Investments	**80**	(7,109)
Property, plant and equipment	**(25,037)**	(28,860)
Cash flow from (used in) investing activities	**(14,191)**	22,765
FINANCING ACTIVITIES		
Long-term debt – Borrowings	**1,641**	394
Long-term debt – Repayments	**(5,696)**	(1,060)
Deferred charges	**13**	(23)
Common shares issued net of issue expenses	**52**	560
Cash flow used in financing activities	**(3,990)**	(129)
Effect of changes in the exchange rate on cash held in foreign currency	**(177)**	(191)
Net increase (decrease) in cash and cash equivalents	**(6,803)**	30,221
Cash and cash equivalents, beginning of period	**21,020**	28,450
Cash and cash equivalents, end of period (Note 4)	**14,217**	58,671

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED BALANCE SHEETS	March 31,	December 31,
(unaudited)	2005	2004
(in thousands of United States dollars)	$	$

ASSETS

Current assets

Cash and short-term investments (Note 4)	37,297	54,866
Receivables	24,188	22,227
Production inventories	12,127	13,691
Supplies inventory and prepaid expenses	43,414	37,903
Current portion of deferred losses (Note 9)	2,006	4,646
Fair value of non-hedge derivatives (Note 15)	1,127	1,549
Future income tax assets	8,393	12,985
	128,552	147,867
Investments and deferred charges (Note 5)	20,905	20,185
Property, plant and equipment	434,177	421,799
	583,634	589,851

LIABILITIES

Current liabilities

Accounts payable and accrued liabilities	60,794	61,238
Current portion of long-term liabilities (Note 6)	32,611	36,763
Fair value of hedge derivatives (Note 15)	2,555	-
	95,960	98,001
Long-term debt (Note 7)	41,550	44,442
Deferred gains (Note 9)	81	204
Liability for asset retirement obligations and others (Note 10)	25,942	25,959
Accrued benefit liabilities	5,217	5,075
Fair value on hedge derivatives (Note 15)	11,718	14,273
Future income and mining tax liabilities	20,804	21,117
Non-controlling interest	6,208	5,788
	207,480	214,859

SHAREHOLDERS' EQUITY

Common shares and options (Note 12)	545,582	545,498
Equity component of convertible debenture	262	262
Contributed surplus	17,371	17,039
Deficit	(202,863)	(204,477)
Cumulative translation adjustment	15,802	16,670
	376,154	374,992
	583,634	589,851

Commitments and contingencies (Notes 16 and 17)

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES AND COMMENTS ON THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars.)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements except for the changes in accounting policies mentioned in Note 2. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, asset retirement obligations, employee future benefit plans, fair value of hedge derivative and non-hedge derivative instruments and mineral reserves.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Reclassification

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

2. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation costs

On January 1, 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not use the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

Asset retirement obligations

On January 1, 2004, the Company adopted the recommendations of CICA Section 3110, "Accounting for Asset Retirement Obligations" which establish standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This section generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset and recognizes an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. This differs from the prior practice which involved accruing for the estimated reclamation and restoration obligations through annual charges using the estimated economic life of the related deposits.

Consolidation of variable interest entities

In September 2003, the AcSB amended Accounting Guideline No. 15, Consolidation of Variable Interest Entities in order to harmonize the guideline with the corresponding US guidance, the revised version of FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), which was issued in December 2003. This guideline applies to annual and interim periods beginning on or after November 1, 2004. This pronouncement did not have any impact on the Company's results of operations and financial condition.

3. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a) Changes in non-cash working capital items

(in thousands of dollars)	First Quarter ended March 31, 2005 $	2004 $
Receivables	(2,961)	(2,170)
Production inventories	1,564	(316)
Supplies inventory and prepaid expenses	(5,650)	(2,533)
Accounts payable and accrued liabilities	1,413	6,546
	(5,634)	1,527

Some changes in non-cash working capital items for the Rosebel project, representing an utilization of cash flow of $318,000 during the first quarter of 2005 compared to an utilization of cash flow of $7,675,000 during the first quarter of 2004, are included in investing activities. These are considered as investing activities because they relate to the construction of the Rosebel mine or the constitution of working capital prior to commercial production. Since commercial production began, changes in non-cash working capital items for Rosebel are presented under operating activities except for the variation of accounts payable related to construction of major projects.

b) Cash flows relating to interest and income and mining taxes

(in thousands of dollars)	First Quarter ended March 31, 2005 $	2004 $
Interest paid	698	570
Income and mining taxes paid	68	107

4. CASH AND SHORT-TERM INVESTMENTS

(in thousands of dollars)	March 31, 2005 $	December 31, 2004 $
Cash	2,364	7,438
Short-term investments with maturities of less than three months, bearing interest varying from 2.45% to 2.65% (2.10% to 2.45% in 2004)[a]	11,853	13,582
Cash and cash equivalents	14,217	21,020
Short-term investments with maturities of more than three months but less than six months bearing interest at rates varying from 2.02% to 2.46% (2.02% to 2.48% in 2004)[b]	23,080	33,846
Cash and short-term investments	37,297	54,866

(a) Some of these short-term investments are denominated in Canadian dollars totaling $703,000 (CA$850,000) ($1,082,000 (C$1,300,000) in 2004).

(b) Some of these short-term investments are denominated in Canadian dollars totaling $8,198,000 (C$9,916,000) ($9,033,000 (C$10,857,000) in 2004).

5. INVESTMENTS AND DEFERRED CHARGES

(in thousands of dollars)	March 31, 2005 $	December 31, 2004 $
Shares of publicly traded companies, at cost[a][b]	15,899	15,820
Trust account bearing interest at 2,54%	846	-
Residual proceeds receivable of $2,000,000 from the sale of the El Pachon project, discounted at 6.125%	1,942	1,912
Promissory note receivable from a supplier and others	2,452	2,454
	21,139	20,186
Deferred charges	1,708	1,911
	22,847	22,097
Current portion included in receivables	1,942	1,912
	20,905	20,185

(a) The fair value of the shares of publicly-traded companies, based on the last quoted market price, was $15,057,000 as at March 31, 2005 ($18,922,000 as at December 31, 2004). The loss in value of some of the investments is considered as a temporary decline and was not accounted for.

(b) Some of these shares are denominated in Canadian dollars totaling $15,851,000 (C$20,705,000) ($15,772,000 (C$20,608,000) in 2004).

6. CURRENT PORTION OF LONG-TERM LIABILITIES

(in thousands of dollars)	March 31, 2005 $	December 31, 2004 $
Current portion of:		
Long-term debt (Note 7)	19,459	20,787
Deferred revenue (Note 8)	9,167	12,222
Liability for asset retirement obligations (Note 10)	3,985	3,754
	32,611	36,763

7. LONG-TERM DEBT

(in thousands of dollars)	Total March 31, 2005 $	Scheduled payment 2005 (9 months) $	2006 $	2007 $	2008 $	2009 $	2010 + $	Total Dec. 31, 2004 $
2003 Credit facility[a]	45,500	13,500	14,000	14,000	4,000	-	-	50,000
Credit facility – OBMI[c]	1,618	-	-	159	201	201	1,057	-
Balance of purchase price – Camp Caiman	7,858	-	3,987	3,871	-	-	-	7,800
Balance of purchase price – Rosebel	-	-	-	-	-	-	-	1,000
Debt – Rosebel - Grassalco	2,257	786	800	671	-	-	-	2,276
Accounts payable on hedging – Long-term portion	-	-	-	-	-	-	-	213
Obligation under capital leases	839	563	183	87	6	-	-	887
Non-participating shares[b]	1,760	360	480	480	440	-	-	1,880
Convertible debenture	1,177	-	1,177	-	-	-	-	1,173
Total	61,009	15,209	20,627	19,268	4,647	201	1,057	65,229
Current portion	19,459							20,787
Long-term portion	41,550							44,442

7.   LONG-TERM DEBT (continued)

(a)   2003 Credit Facility

As at March 31, 2005, the effective interest rate was 4.38% (4.81% as at December 31, 2004). The $10,000,000 revolving credit facility maturing on September 30, 2008 is unutilized except for $500,000 that has been issued under this facility to guarantee a portion of the Omai closure costs.

(b)   Non-participating shares

The Rosebel mine started commercial production on February 11, 2004.   In accordance with the Mineral Agreement between the Company and the Republic of Suriname, the Company issued to the Government of Suriname, following the date of the commercial production as defined, 5% of the participating capital stock of RGM, and 2,000,000 non-participating shares redeemable for $2,000,000. A redemption of non-participating shares totaling $120,000 was done during the first quarter of 2005.

(c)   Credit facility – OBMI

In December 2004, a new company, Omai Bauxite Mining Inc. (OBMI), has been incorporated and is owned 70% by Cambior and 30% by the Government of Guyana. OBMI received a commitment for a $10,000,000 credit facility from a Caribbean financial institution on a non-recourse basis, but subject to a $5,000,000 construction cost-overrun guaranty from Cambior. This facility has a 10-year term and an interest rate of 10.5% per year and will be used to refurbish the processing plant and infrastructure. An amount of $1,618,000 was borrowed during the first quarter of 2005. Interest only is to be paid monthly during the first two years. Thereafter, the facility is to be reimbursed by 32 equal consecutive quarterly payments.

Interest

Interest on long-term debt was as follows:

	First Quarter ended March 31,	
	2005	2004
(in thousands of dollars)	**$**	$
Interest on long-term debt		
-Expensed	**574**	295
-Capitalized	**70**	307
	644	602

8.   DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue. Under the prepaid gold forward sales agreement, the Company must comply with the same covenants and financial ratios than under the terms of the 2003 Credit facility.

At March 31, 2005, gold deliveries remaining under the prepaid gold forward sales agreement represented 38,940 ounces totalling $9,167,000 and the estimated fair value was $15,765,000 ($21,617,000 at December 31, 2004).

9.   DEFERRED GAINS (LOSSES)

Deferred gains (losses) on gold are related to hedging transactions as described in the Company's accounting policies of the annual consolidated financial statements. This account also includes non-hedge derivative losses relating to call options and variable volume forwards (VVF) converted into hedging forward instruments.

(in thousands of dollars)	March 31, 2005 $	December 31, 2004 $
Deferred gains (losses) – gold	(2,495)	(5,134)
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	570	692
	(1,925)	(4,442)
Current portion	(2,006)	(4,646)
Long-term portion	81	204

10.   LIABILITY FOR ASSET RETIREMENT OBLIGATIONS

At March 31, 2005, estimated undiscounted amounts of cash flow required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

(in thousands of dollars)	Undiscounted amounts required $	Expected timing of payments	Average credit-adjusted risk-free rate	Inflation factors
Doyon mine	25,950	2012-2019	5.39%	1.37%
Omai mine	4,532	2005-2006	4.25%	1.02%
Rosebel mine	2,875	2006-2020	4.29%	1.33%
Niobec mine	2,433	2005-2025	5.24%	2.33%
Other mines	2,780	2005-2012	3.15%-4.87%	1.04%-1.43%
	38,570			

The fair value of OBMI's asset retirement obligations could not be reasonably estimated as at March 31, 2005, since the acquisition of OBMI was completed on December 8, 2004. The impact is not expected to be material.

The actual schedule of estimated future disbursements including rehabilitation and government bonds is as follows:

	$
2005 (9 months)	4,073
2006	1,779
2007	2,239
2008	735
2009	6,782
2010 onwards	22,886
	38,494

There were no material assets that were legally restricted for the purposes of settling asset retirement obligations at March 31, 2005, except for a letter of credit in the amount of $500,000 issued to the Government of Guyana as a closure cost guarantee for the Omai mine and an amount of $76,000 deposited in a trust account of the Québec Government.

10. LIABILITY FOR ASSET RETIREMENT OBLIGATIONS (continued)

The following table presents the reconciliation of the liability for asset retirement obligations:

(in thousands of dollars)	First Quarter ended March 31, 2005 $
Balance, beginning of period	29,434
Changes in estimated cash flows	(2)
Accretion expense	480
Disbursements	(153)
Foreign exchange variation	(138)
Balance, end of period	29,621

11. EMPLOYEE FUTURE BENEFIT PLANS

The total defined benefit costs include the following elements:

(in thousands of dollars)	Pension benefit plans First Quarter ended March 31, 2005 $	2004 $	Post-retirement benefit plans First Quarter ended March 31, 2005 $	2004 $
Current service cost	186	132	26	87
Interest expense	190	145	43	21
Actual return on plan assets	(146)	(137)	-	-
Actuarial losses	-	169	-	44
Element of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	230	309	69	152
Adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year	-	31	-	-
Difference between actuarial loss /gain recognized for the period and actuarial loss/gain on accrued benefit obligation for the period	18	(155)	9	(39)
Amortization of the transitional obligation	(32)	(29)	-	-
Defined benefit costs recognized	216	156	78	113

The actual employer's contribution relative to the defined pension benefit plans for the three months period ended March 31, 2005 and the contributions expected to be paid until the end of the current fiscal year are not significantly different from amounts previously disclosed in the annual report as of December 31, 2004, that is of $716,000 annually.

12. COMMON SHARES, WARRANTS AND OPTIONS

	First Quarter ended March 31, 2005	
	Number of securities	**Amount**
(in thousands of dollars)	(000)	$
Common shares issued and fully paid:		
Balance, beginning of period	274,188	544,545
Stock-based compensation value of options exercised in 2005		29
Issued:		
Exercise of options	52	55
	52	84
Balance, end of period	**274,240**	**544,629**
Common share purchase options granted following the Ariane merger and Sequoia acquisition:		
Balance, beginning of period	873	953
Exercised	-	-
Balance, end of period	**873**	**953**
Total common shares and options		**545,582**

At May 10, 2005, there were 274,261,000 common shares outstanding.

Issuance of securities

During the first quarter of 2005, 52,000 common shares were issued pursuant to the exercise of stock-options issued under the Company's stock option plan for directors and key employees, for total proceeds of $55,000.

Flow-through common shares

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at March 31, 2005, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,972,000.

12.   COMMON SHARES, WARRANTS AND OPTIONS (continued)

Warrants

As of March 31, 2005, the outstanding number of warrants exercisable into common shares was as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number exercisable (000)
August 12, 2003	August 12, 2008	C$3.75	20,000	20,000
October 14, 2004	October 16, 2006	C$4.35	14,667	14,667
				34,667

Earnings per share

The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

Number of instruments (in thousands)	March 31, 2005	March 31, 2004
Options	2,739	1,625
Warrants	34,667	20,000
Convertible debenture	340	-
	37,746	21,625

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

Number of instruments (in thousands)	First Quarter ended March 31,	
	2005	2004
Basic weighted average number of common shares outstanding	274,211	240,959
Effect of dilutive stock options	2,217	2,780
Effect of dilutive warrants	-	128
Diluted weighted average number of common shares outstanding	276,428	243,867

13.   COMMON SHARE PURCHASE OPTIONS AND STOCK-BASED COMPENSATION

The Company measures compensation costs related to awards of stock options using the fair value of options granted calculated with the Black-Scholes option-pricing model, taking into account an expected life of five years, a semi-annual risk-free interest rate of 3.95%, a volatility of 75% and a nil dividend in 2004. A stock-based compensation cost is recognized over the vesting period. There was no option granted during the first quarter of 2005 and of 2004. The stock-based compensation expense was $361,000 for the first quarter of 2005 ($222,000 for the first quarter of 2004). The fair value of options exercised during the first quarter of 2005 totalling $29,000 was transferred from contributed surplus to common shares.

14. INCOME AND MINING TAXES

Other than in Suriname and in Guyana, the Company does not anticipate having to pay income tax in the foreseeable future, except for the tax on large corporations and capital taxes in Canada. In addition, as a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada, and the United States, the Company has significant future tax assets available. The Company records a valuation allowance against any portion of its remaining future income tax assets that it believes will, more likely than not, fail to be realized.

The provision for income taxes is made up of the following components:

	First Quarter ended March 31,	
	2005	2004
(in thousands of dollars)	**$**	$
Current:		
Federal income taxes – tax on large corporations in Canada	**69**	81
Future:		
Income tax recovery resulting from recognition of Rosebel tax assets	**-**	(4,008)
Foreign income tax	**4,286**	-
	4,286	(4,008)
	4,355	(3,927)

15. REVENUE PROTECTION PROGRAM

a) Gold sales, deliveries and purchase commitments

The Company's gold sales, deliveries and purchase commitments, as at March 31, 2005, were as follows[1]:

		2005 (9 months)	**2006**	**2007**	**Total**
Forwards					
Quantity	(000 oz)	-	129	56	185
Average price	($/oz)	-	326	350	333
Prepaid gold forwards (Note 8)					
Quantity	(000 oz)	39	-	-	39
Average price	($/oz)	235	-	-	235
Total delivery obligations					
Quantity	(000 oz)	39	129	56	224
Average price	($/oz)	235	326	350	316
Gold purchase					
Quantity	(000 oz)	(32)	-	-	(32)
Average price	($/oz)	395	-	-	395
Net delivery obligations	(000 oz)	7	129	56	192

(1) The designation dates for accounting purposes differ from commitment dates.

15.   REVENUE PROTECTION PROGRAM (continued)

a)   Gold sales, deliveries and purchase commitments (continued)

The estimated fair value of Cambior's gold forward sales, deliveries and purchase commitments, excluding the prepaid gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, is as follows:

	March 31, 2005 $	December 31, 2004 $
(in thousands of dollars)		
Forwards	**(21,197)**	(23,006)
Non-hedge derivatives	**1,127**	1,549
	(20,070)	(21,457)
Recognized on the balance sheet:		
Forwards – Doyon future gold production included in the impairment loss in December 2004[1]	**(14,273)**	(14,273)
Non-hedge derivatives	**1,127**	1,549
	(13,146)	(12,724)
Off-balance sheet – Fair value of forwards	**(6,924)**	(8,733)

(1)   In conjunction with the impairment loss of the Doyon mine on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "fair value of hedge derivatives" caption. As at March 31, 2005, an amount of $14,273,000 remained as a liability on the balance sheet for such outstanding derivatives.

As the prepaid gold forward sales agreement is not a financial instrument included in the scope of SFAS-133, the fair value of this instrument is disclosed in Note 8 - Deferred revenue.

The non-hedge derivative gain (loss) is summarized as follows:

	First Quarter ended March 31,	
	2005 $	2004 $
Variation of the fair value of the non-hedge derivative instrument during the period	**(422)**	4,337
Loss arising from the exercise of call options sold and gold purchase commitments	**-**	(1,766)
Non-hedge derivative gain (loss)	**(422)**	2,571

b)   Foreign exchange contracts

As at March 31, 2005, the Company had commitments, through foreign exchange forward contracts, to deliver US$18,200,000 and obtain in exchange Canadian dollars at an average rate of C$1.2490 in 2005. The Company also had commitments through foreign exchange forward contracts to deliver US$1,191,000 and obtain in exchange 925,000 Euros. As at March 31, 2005, the fair value of these foreign exchange contracts was $590,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars and Euros are treated as hedge instruments. The Company is exposed to currency risks as a result of expenses incurred in its Canadian operations and French project.

The Company also had a commitment through a foreign exchange forward contract to deliver C$10,000,000 and obtain in exchange US$8,062,000 in 2005. This contract, which hedges a short-term investment maturing in 2005, was done to counteract the possibility of incurring an exchange loss at the settlement date.

16. COMMITMENTS

Sequoia Minerals

As part of the acquisition of Sequoia in July 2004, Cambior assumed a commitment to extend a credit facility of an amount not to exceed $600,000 per annum over a 36-month period beginning on December 30, 2003. Any advances resulting from this commitment bear interest at the prime rate plus 3% per annum, are reimbursable by consecutive quarterly payments starting on December 30, 2006 until December 30, 2008, and are secured by a moveable hypothec on the universality of the borrower's assets in the amount of C$2,160,000. An amount of $361,000 (C$437,000) was advanced in 2004.

As part of the acquisition of Sequoia, the Company has assumed the indemnity and guarantees issued to the purchaser of a business sold in 2003, for a two-year term (ten years for environmental purposes), up to a maximum amount of C$1,750,000.

17. CONTINGENCIES

Claims

Omai

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US$2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML is contesting it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company's financial condition.

18. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; the Doyon Division, which includes both the Doyon and Mouska mines, located in Québec, Canada; Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada; and Rosebel, located in Suriname (since February 2004). The Company is the sole owner of the Niobec mine, a niobium operation located in Québec, Canada. Prior to July 2, 2004, Cambior owned 50% of the Niobec mine through a joint venture. The bauxite operation was acquired on December 8, 2004. A property in French Guiana is an advanced exploration project.

(in thousands of dollars)	Rosebel $	Omai $	Doyon $	Sleeping Giant $	Niobec, Bauxite, and others $	French Guiana $	Corporate and projects $	Total $
First Quarter ended March 31, 2005								
Revenues – Mining operations	38,768	12,194	16,071	3,191	20,048	-	62	90,334
Financial expenses	2,527	25	4	(2)	87	-	(1,684)	957
Depreciation, depletion and amortization	5,188	1,205	2,879	799	1,492	-	63	11,626
Earnings (Loss)	11,750	(3,297)	(1,161)	(301)	1,484	(76)	(1,811)	6,588
Capital expenditures and investments	7,911	(1,000)	2,121	1,308	10,333	2,324	1,960	24,957
Property, plant and equipment	143,420	12,981	64,851	10,102	113,780	60,640	28,403	434,177
Assets	175,331	29,239	71,964	11,978	146,258	61,223	87,641	583,634
First Quarter ended March 31, 2004								
Revenues – Mining operations	5,575	26,672	17,292	3,013	7,091	-	-	59,643
Financial expenses	1,364	137	-	(2)	-	17	(925)	591
Depreciation, depletion and amortization	934	2,814	3,773	569	241	-	57	8,388
Earnings (Loss)	535	5,862	(2,919)	(161)	999	(101)	(2,947)	1,268
Capital expenditures and investments	19,293	651	4,448	827	156	2,070	8,524	35,969
Property, plant and equipment	135,383	27,568	101,493	8,737	17,386	52,356	21,949	364,872
Assets	155,926	55,106	107,423	9,787	27,771	54,009	91,084	501,106

Reconciliation of reportable operating divisional earnings to net earnings is as follows:

(in thousands of dollars)	First Quarter ended March 31, 2005 $	2004 $
Operating Division Earnings	**8,399**	4,215
Corporate and projects loss	**(1,811)**	(2,947)
	6,588	1,268
Investment and other income	**610**	285
Stock-based compensation costs	**(361)**	(222)
Loss on foreign exchange	**(23)**	(544)
Non-hedge derivative gain (loss)	**(422)**	2,571
Income and mining taxes	**(4,355)**	3,927
Non-controlling interest	**(420)**	-
Net earnings	**1,617**	7,285

19.   ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

C$/US$		2005	2004
March 31	(Closing)	1.2096	1.3113
December 31	(Closing)	-	1.2020
First Quarter	(Average)	1.2267	1.3179

20.   SUBSEQUENT EVENTS

Consolidation of the ownership of the Sleeping Giant Mine

On April 15, 2005, Cambior announced that it has entered into an agreement with Aurizon Mines Ltd. ("Aurizon") for the purchase of the remaining 50% interest in the Sleeping Giant gold mine for a cash purchase price of C$5 million. The effective date of the sale is April 30, 2005 and the transaction closed on May 11, 2005.

Divestiture of Carlota Project

Cambior announced on April 19, 2005, that its Board of Directors has approved the divestiture of the Carlota Project. Accordingly, management will be seeking proposals from interested parties for the sale of the Carlota project. The carrying value of the Carlota project was $23,096,000 as at March 31, 2005.